UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SKYBRIDGE WIRELESS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83082V 207
(CUSIP Number)

Jason Neiberger, President
SKYBRIDGE WIRELESS, INC.
6565 Spencer Street, Suite 205
Las Vegas, Nevada 89119
(702) 897-8704

With a copy to:

David Lubin, Esq.
David Lubin & Associates
92 Washington Avenue
Cedarhurst, New York 11516
516-569-9629

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 26, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1.        Names of Reporting Persons.

              I.R.S. Identification Nos. of above persons (entities only).

              Jason Neiberger

    2.        Check the Appropriate Box if a Member of a Group* (a) [__] (b) [__]

    3.        SEC Use Only

    4.        Source of Funds (See Instructions)
               PF

    5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    6.        Citizenship or Place of Organization
               United States

Number of Shares Beneficially Owned by by Each Reporting Person With	7. Sole Voting Power 170,000,000 8. Shared Voting Power 0 9. Sole Dispositive Power 170,000,000 10. Shared Dispositive Power 0

    11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                 170,000,000

    12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

    13.        Percent of Class Represented by Amount in Row (11)
                 37.09%

    14.        Type of Reporting Person (See Instructions)
                 IN

Item 1. Security and Issuer

Security: Common Stock, par value $.001 per share (the "Common Stock") (CUSIP No. 83082V 207)

         Issuer: Skybridge Wireless, Inc.
                      6565 Spencer Street, Suite 205
                      Las Vegas, NV 89119

Item 2. Identity and Background

(a)     The name of person filing this statement: Jason Neiberger (the “Reporting Person”).

(b)     Address: c/o Skybridge Wireless, Inc., 6565 Spencer Street, Suite 205, Las Vegas, NV 89119

(c)     Principal Business: President of the Issuer. The principal executive offices of the Issuer are listed in Item 1 above.

(d)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     United States

Item 3. Source and Amount of Funds or Other Consideration

None.

Item 4. Purpose of Transaction

The Reporting Person currently holds all his shares of Common Stock in the Issuer for investment purposes only.

Item 5. Interest in Securities of the Issuer

(a)     The Reporting Person is the beneficial owner of 170,000,000 shares of Common Stock, or approximately 37.09% of the issued and outstanding shares of Common Stock of the Issuer.

(b)     The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock of the Issuer currently owned by him.

(c)     The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)     No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 26, 2004, the Reporting Person entered into a Buyout Agreement with the Issuer and the Issuer’s Chief Executive Officer, pursuant to which the Reporting Person agreed to grant to the Issuer’s Chief Executive Officer, upon the resignation or termination of the Reporting Person as an executive officer of the Issuer, a right to purchase all or any portion of the shares of Common Stock of the Issuer then owned by the Reporting Person (the “Right of First Refusal”). This Right of First Refusal commences upon the date of the Reporting Person’s resignation or termination and expires 30 days thereafter. In the event that the Issuer’s Chief Executive Officer does not exercise his Right of First Refusal in full within such 30 day period, the Issuer has the right to purchase any or all of the remaining shares of Common Stock owned by the Reporting Person at the same price as that offered to the Issuer’s Chief Executive Officer, which right shall be exercisable within a period of no more than thirty (30) days from the date of the expiration of the Issuer’s President’s Right of First Refusal

Item 7. Material to Be Filed as Exhibits

10.1 Buyout Agreement.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2004 BY: Jason Neiberger —————————————— Jason Neiberger

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).